News Release

FAIRFAX MAILS FORMAL OFFER TO NORTHBRIDGE SHAREHOLDERS

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

TORONTO, Ontario, December 9, 2008 - Fairfax Financial Holdings Limited (TSX and NYSE: FFH) and Northbridge Financial Corporation (TSX: NB) today announced that Fairfax has mailed, to the registered shareholders of Northbridge, its take-over bid circular, together with related documents, containing the terms and conditions of the previously announced offer to acquire all of the outstanding common shares of Northbridge, other than those shares already held by Fairfax and its affiliates, for $39.00 in cash per common share (the “Offer”).  The Offer will expire at 5:00 p.m. (Toronto time) on January 13, 2009, unless extended.

Northbridge’s directors’ circular was mailed to shareholders together with Fairfax’s Offer.  The Northbridge board of directors has concluded that the Offer is in the best interests of Northbridge and that the consideration under the Offer is fair, from a financial point of view, to the minority Northbridge shareholders.  The Northbridge board of directors (with those directors who are also directors or officers of Fairfax abstaining) has unanimously recommended that minority Northbridge shareholders accept and tender their shares to the Offer.

The Offer is being made by a wholly-owned subsidiary of Fairfax and is subject to certain customary conditions including at least 50.1% of the common shares outstanding (calculated on a fully-diluted basis) other than those beneficially owned by Fairfax and its affiliates being tendered to the Offer and not withdrawn.

The take-over bid circular, directors’ circular and related documents have been filed in Canada on www.sedar.com.

About Northbridge

Northbridge is the largest commercial property and casualty insurance group in Canada, providing property, automobile, general liability and a wide range of other commercial insurance products to businesses primarily in Canada. Visit Northbridge's website at www.norfin.com for more information.

About Fairfax

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

For further information, please contact:

Fairfax Financial Holdings Limited                        Northbridge Financial Corporation
Greg Taylor, Chief Financial Officer,                        Innes Dey, Vice President, Corporate
at (416) 367-4941                                    Affairs, at (416) 350-4300

The Information Agent for the Offer is:

Laurel Hill Advisory Group
North American Toll Free: 1-866-588-7131
Banks, Brokers and Financial Institutions Tel: (416) 637-4661
E-mail: assistance@laurelhillag.com